ARGUS CAPITAL CORP.

3 Columbus Circle, 24th Floor

New York, NY 10019

September 17, 2021

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

     Lilyanna Peyser

Re:	Argus Capital Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-258090

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern time, on September 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its special counsel, Hughes Hubbard & Reed LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Gary J. Simon of Hughes Hubbard & Reed LLP at (212) 837-6770 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ARGUS CAPITAL CORP.

By: /s/ Saif Rahman

       Name:  Saif Rahman

       Title:    Chief Financial Officer

cc:	Hughes Hubbard & Reed LLP
Winston & Strawn LLP